[OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP LETTERHEAD OMITTED]

September 27, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director John Reynolds

Re:

SP Acquisition Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2007
File No. 333-142696

Dear Mr. Reynolds:

On behalf of SP Acquisition Holdings, Inc. (the “Company”), transmitted herewith is Amendment No. 4 to the above-referenced filing (“Amendment No. 4”).  We acknowledge receipt of the comment letter of the Securities and Exchange Commission dated September 25, 2007 (the “Commission Letter”) with regard to the above-referenced filing.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

Please note that the Company’s responses to comments 2, 4, 9 and 10 were previously sent to the staff via facsimile.

Please note further that Amendment No. 3 also includes certain ministerial changes relating to formatting issues of the document as well as a change in the Principal Stockholders table to ensure that the Company’s outside directors will be considered independent for purposes of American Stock Exchange rules.

Summary Financial Data, page 27

1.

We note your as adjusted balance sheet data does not balance.  For example, your total assets do not equal the sum of your total liabilities, value of common stock subject to redemption and stockholders' equity.  Please advise or revise.

September 27, 2007

The “Summary Financial Data” (page 24) has been revised to reflect the staff’s comment.

Risk Factors, page 29

2.

We note your response to comment five of our letter dated September 7, 2007 and we reissue in part our prior comment.  In the last risk factor on page 38, please discuss in more detail the factors that SP Acq LLC, Steel Partners II, L.P., your officers and directors would consider to make additional purchases, such as whether to influence the shareholder vote to approve a business combination.  We may have further comment.

We have revised the disclosure provided under “The Offering—Founder’s Units” (page 8), “Risk Factors—SP Acq LLC, Steel Partners II, L.P. and our Directors will collectively own approximately 20% of our shares of common stock and may influence certain actions requiring a stockholder vote.”  (page 33), “Proposed Business—Effecting a Business Combination—Opportunity for stockholder approval of business combination” (page 65), “Description of Securities—Common Stock” (page 93) to indicate that SP Acq LLC, Steel Partners II, L.P. and the Company’s officers and directors could make purchases in order to influence the shareholder vote to approve a business combination.

Capitalization, page 58

3.

We note that the as adjusted and Pro Forma as Adjusted columns do not foot.  In addition, your as adjusted stockholders equity does not reconcile to that presented in your summary financial data on page 27.  Please advise or revise.

The “Capitalization Table” (page 51) has been revised to reflect the staff’s comment.

Proposed Business, page 65

Effecting a Business Combination, page 71

Fair Market Value of Target Business or Businesses and Determination of Offering Amount, page 74

4.

We note your response to comment seven of our previous letter and your additional disclosure on page 75.  Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

We have added disclosure to the risk factor entitled “We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value.” and have changed the title of such risk factor to contemplate the additional language (page 34).

September 27, 2007

Conversion Rights, page 78

5.

Please revise the statement on page 78 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved.  In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

We have revised the registration statement in “Proposed Business—Effecting a Business Combination—Conversion Rights” (page 68) in accordance with the staff’s comment.

6.

Also, please revise page 78 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

We have deleted the reference to a “put” right contained in “Proposed Business—Effecting a Business Combination—Conversion Rights” (page 68).

7.

Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

In accordance with the staff’s comment, we have added a new risk factor entitled “We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.” (page 35).

8.

Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

We have revised the registration statement in “Proposed Business—Effecting a Business Combination—Conversion Rights” (page 67) to indicate that we intend to have a minimum interval of 20 days between the mailing of the definitive proxy statement and the initial business combination. As such, the Company believes that there would be sufficient time for shareholders to complete the additional steps necessary to convert their shares.

Management, page 91

Conflicts of Interest, page 96

9.

We note your disclosure on page 96, and similar disclosure on page 40, that the company has entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C.  We also note the disclosure on page 96 that, "Due to those existing ... affiliations, members of our management team may have

September 27, 2007

fiduciary obligations to present potential opportunities to those entities prior to presenting them to us which could cause conflicts of interest.”  Please reconcile the disclosure and provide a listing of each entity with which a conflict of interest may or does exist with the company.  Please also revise the related risk factor as appropriate.

We have revised the disclosure on “Management—Conflicts of Interest” (page 81) to indicate which entities with which a conflict of interest may or does exist with the Company.  We have also revised the disclosure to more clearly indicate that the right of first review does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P., directly or indirectly, has an investment. We have made similar changes to “Certain Transactions” (page 89) and the risk factor entitled “Members of our management team and our directors are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities.” (pages 35 and 36).

Financial Statements

Notes to Financial Statements

Note D – Related Party Transactions, page F-11

10.

Considering the private placement warrants will be sold to SP Acq. LLC, an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized.  As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

The Company believes that the private placement warrants will be issued at fair value and therefore there is no compensation expense to be recognized.  The Company believes the purchase price of the private placement warrants is similar to the trading price of the warrants for other blank check companies which had the same $10.00 per unit offering price as the company contemplates after taking into effect other appropriate considerations.  Disclosure of the Company’s position has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources” (page 53) as well as Note D of the Company’s financial statement (page F-12).

We believe that Amendment No. 4 fully complies with all of the Staff’s comments. After the Staff has reviewed Amendment No. 4, we would appreciate the Staff’s advice as to whether there are any additional comments.  The Company respectfully requests that the staff clear all remaining comments on or before September 28, 2007 so that the Company and the Underwriters can request acceleration of effectiveness for early next week.

***

September 27, 2007

Please direct any questions or comments concerning Amendment No. 4 or this response to the undersigned at 212-451-2252, Steve Wolosky at 212-451-2333 or Mark L. Lakin at 212-451-2249.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger